Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2015

GENETIC TECHNOLOGIES LIMITED	Half-Year Financial Report

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2015.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below.  All Directors were in office for the entire period, except as noted below.

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Mr. Grahame J. Leonard AM (Non-Executive Director)

Dr. Paul A. Kasian (Non-Executive Director)

Dr. Lindsay Wakefield (Non-Executive Director)

Mr. Eutillio Buccilli (Executive Director)

Review and results of operations

Financial overview

During the period under review, the consolidated entity continued to operate in the molecular diagnostics sector, focussing its energies and resources on the further expansion of its U.S.-based business and the distribution of its proprietary breast cancer risk assessment test BREVAGenplus®. The total comprehensive loss of the consolidated entity for the financial half-year ended 31 December 2015 was $3,019,678 (2014: $4,774,751).  The net cash flows used in operations during the half-year were 23.6% lower than the previous corresponding period ($4,444,201 as compared to $5,820,310).  Overall, total cash and cash equivalents for the half-year ended 31 December 2015 decreased by $3,821,816 to $14,519,541 at balance date.

BREVAGenplus® breast cancer risk test

The Company’s lead product, BREVAGenplus, is a clinically validated, easy-to-use, predictive risk assessment test for women at risk of developing sporadic, or non-hereditary, breast cancer.  BREVAGenplus improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific Breast Cancer Risk Reduction and Screening Plan based on professional medical society guidelines, such as the American Cancer Society (ACS) (www.cancer.org) and The National Comprehensive Cancer Network (NCCN) (www.nccn.org). BREVAGenplus combines genetic information with a common, questionnaire-based, method of breast cancer risk-assessment (termed the Breast Cancer Risk Assessment Tool (BRCAT) or Gail Score) to provide a more accurate estimate of a woman’s risk of developing breast cancer. The genetic information used in BREVAGenplus is based on the presence/absence of 77 different single nucleotide polymorphisms (SNPs) in a woman’s DNA, with each particular SNP being associated with breast cancer risk. While the presence or absence of each SNP has a small impact on breast cancer risk, collectively, the 77 SNPs can have a significant impact. The impact of the SNPs can move a patient up or down in terms of breast cancer risk classification, which as result, enables the most appropriate type/form of breast cancer screening available and may provide eligibility for prophylactic medications.

Key accomplishments during the half year under review include;

•                  Issuance of U.S. Patent Nos: 9,051,617 and 9,068,229 covering three of the core genetic markers referred to as single nucleotide polymorphisms (“SNPs”) in the Company’s BREVAGenplus risk assessment test. The particular SNPs in question were amongst the first of the breast cancer susceptibility loci to be consistently and robustly confirmed across multiple genome-wide association studies, such that their inclusion in BREVAGenplus provides the test with an additional significant proprietary competitive advantage over other SNP-based tests that might be developed. This patent family is assigned to Cambridge University, England and licensed exclusively to Genetic Technologies Limited. The patents comprise an important part of the commercialisation strategy for our breast cancer risk assessment test.

•                  Publication of the validation study paper entitled “Breast cancer risk prediction based on clinical models and 77 independent risk-associated SNPs in women aged under 50 years: Australian Breast Cancer Family Registry” in the peer-reviewed journal, Cancer, Epidemiology, Biomarkers and Prevention on December 16, 2015. The study was designed to examine the predictive accuracy of BREVAGenplus when using a variety of other breast cancer risk assessment methods and was conducted under the supervision of Professor John Hopper and first authored by Dr. Gillian Dite from the Centre for Molecular Epidemiology at The University of Melbourne. The authors utilised the Australian Breast Cancer Family Registry to conduct a case-control study of 1,155 women aged between 35 and 50 years. The authors concluded: “By combining a 77 SNP-based score with clinical models, the AUC (accuracy) for predicting breast cancer before age 50 years improved by >20%”. The new risk prediction scores presented in the study, represent the strongest known means available for physicians to assess the risk of a woman developing breast cancer. The article can be viewed at:

http://cebp.aacrjournals.org/content/early/2015/12/16/1055-9965.EPI-15-0838.abstract.

•                  Publication of the validation study paper entitled entitled “SNPs and Breast Cancer Risk Prediction for African-American and Hispanic Women” was published in the peer-reviewed journal, Breast Cancer Research and Treatment on 20 November, 2015. The authors studied 7,539 African-American and 3,363 Hispanic women from the Women’s Health Initiative. The results from this study demonstrates that including information from the SNPs associated with breast cancer risk improves the discriminatory accuracy of BCRAT and IBIS for both African-American and Hispanic women. These groups of women comprise increasing proportions of the U.S. population and are both under-represented in scientific literature and the U.S. healthcare system. The results from this study are important to physicians in that it allows them to better target and develop individualised breast cancer prevention and screening strategies for more of their patients. This publication is not only important because it increases the potential market for BREVAGenplus by about a third, but because it makes selling the test easier. The physician doesn’t need to screen for race when deciding to offer a woman BREVAGenplus and advertising materials do not need to comment on the uncomfortable subject of racial applicability. BREVAGenplus is un-validated in Asians at this time. The article can be viewed at:

http://link.springer.com/article/10.1007/s10549-015-3641-7.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test as well as created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new and improved BREVAGenplus test.

The Company continues to amass scientific validation for the important role BREVAGenplus plays in women’s health and is making meaningful strides in the commercial development of this next generation predictive breast cancer test. The publication of the above two new validation studies, serve as a testament to the continued momentum for the Company’s BREVAGenplus breast cancer risk assessment test in the scientific community. In addition, attaining such publications in medical journals will help to further strengthen the Company’s commercial position and accelerate reimbursement discussions with private payers.

Licensing and IP

The Company continued to bolster its intellectual property portfolio with the issuance of U.S. Patent Nos: 9,051,617 and 9,068,229. These patents cover three core genetic markers referred to as SNPs in

Review and results of operations (cont.)

Licensing and IP (cont.)

BREVAGenplus, and comprise an important part of the commercialisation strategy for the test. This patent family is assigned to Cambridge University, England and licensed exclusively to Genetic Technologies Limited.

Non-Coding Assertion Program

On 30 October 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the GTG’s foundation ‘179 patent ineligible and granted that Motion to Dismiss. The Company’s Legal Counsel prepared an appeal to the decision in the Federal Circuit. Counsel sought and achieved a stay of all non-appealed actions pending resolution of the Appeal.

On 7 December 2015, the Company argued before the Federal Circuit Court of Appeals in Washington DC that Claim 1 of the GTG’s foundation ‘179 patent is patent eligible under the standards set forth in the Mayo/Alice line of Supreme Court cases, and that Judge Stark’s decision to grant motions to dismiss finding Claim 1 patent ineligible should be reversed. It is anticipated that the Federal Circuit will issue its decision on the appeal between June and September 2016. If the appeal is successful in overturning Judge Stark’s decision, the pending cases may be immediately resumed and if the appeal is not completed or is lost, then these cases will be dismissed and over.

There are five cases pending, several of those cases are asserted against major pharmaceutical companies.

Other commercial assets

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license or co-develop other assets and technologies in which the Group has an interest.

Significant changes in the state of affairs

In addition to the matters discussed above in the Review and results of operations, the following events occurred during the half-year ended 31 December 2015.

Key Managerial Changes

As announced on 6 October 2015, Mr. Kevin Fischer was appointed Chief Financial Officer and joint Company Secretary, effective 2 November 2015. Mr. Fischer has subsequently been appointed as sole Company Secretary effective 13 January 2016.

On 2 November 2015, Mr. Chris Saunders was appointed Senior VP Sales and Marketing, Phenogen Sciences Inc., replacing Mr. Mark Ostrowski.

Options

On 25 November 2015, the Company granted the following options over ordinary shares in the Company;

•                  As approved by shareholders at the Company’s Annual General Meeting held on 25 November 2015, 14,236,111 options to the CEO, Mr. Eutillio Buccilli. The options, which were granted at nil consideration, entitle Mr. Buccilli to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including 24 November 2020, subject to certain vesting conditions.

•                  10,000,000 options to Key Management Personnel.  The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including 24 November 2020, subject to certain vesting conditions.

•                  1,500,000 options to US based employees. The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.058 at any time up to, and including 24 September 2020, subject to certain vesting conditions.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Review and results of operations (cont.)

Significant events after balance date

There have been no significant events which have occurred after balance date.

Further information

Further information concerning the operations and financial condition of the consolidated entity can be found in the reports and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditor, PricewaterhouseCoopers, which has been reproduced on page 5 of this Report.

Signed in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON
Non-Executive Chairman

Melbourne, 24 February 2016

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Half-year ended	Half-year ended
		31 December 2015	31 December 2014
	Notes	$	$

Revenue from continuing operations - genetic testing services		393,054	1,252,170
Less: cost of sales	3	(289,038)	(650,360)
Gross profit from continuing operations - genetic testing services		104,016	601,810
Other revenue	4	263,168	365,438
Other income and expenses	5	123,498	190,466
Selling and marketing expenses		(1,693,071)	(2,824,183)
General and administrative expenses		(1,915,373)	(1,768,407)
Licensing, patent and legal costs		(67,988)	(318,036)
Laboratory and research and development costs		(1,160,797)	(1,724,767)
Finance costs		—	(232,985)
Gain on disposal of business	6	—	1,480,811
Fair value gain on financial liabilities at fair value through profit or loss		—	193,893
Fair value loss on financial assets at fair value through profit or loss	9	—	(795,533)
Loss from continuing operations before income tax expense		(4,346,547)	(4,831,493)
Income tax expense		—	—
Loss for the half-year		(4,346,547)	(4,831,493)

Other comprehensive income / (loss)
Items that may be reclassified to profit or loss
Exchange gains / (losses) on translation of controlled foreign operations		1,326,869	56,742
Other comprehensive income / (loss) for the half-year, net of tax		1,326,869	56,742
Total comprehensive loss for the half-year		(3,019,678)	(4,774,751)

Loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(4,346,547)	(4,831,493)
Non-controlling interests		—	—
Loss for the half-year		(4,346,547)	(4,831,493)

Total comprehensive loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(3,019,678)	(4,774,751)
Non-controlling interests		—	—
Total comprehensive loss for the half-year		(3,019,678)	(4,774,751)

Earnings per share attributable to owners of the Company and from continuing operations:
Basic earnings / (loss) per share (cents per share)	8	(0.25)	(0.68)
Diluted earnings / (loss) per share (cents per share)	8	(0.25)	(0.68)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED BALANCE SHEET

		As at	As at
		31 December 2015	30 June 2015
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		14,519,541	18,341,357
Trade and other receivables		681,057	714,951
Prepayments and other assets		682,457	509,788
Total current assets		15,883,055	19,566,096

Non-current assets

Property, plant and equipment		655,712	417,595
Intangible assets		672,259	736,041
Total non-current assets		1,327,971	1,153,636
Total assets		17,211,026	20,719,732

LIABILITIES
Current liabilities
Trade and other payables		621,921	1,102,974
Financial liabilities at fair value through profit or loss	10	—	25,000
Deferred revenue		25,149	77,282
Provisions		506,496	529,907
Total current liabilities		1,153,566	1,735,163

Non-current liabilities
Provisions		81,104	25,321
Total non-current liabilities		81,104	25,321
Total liabilities		1,234,670	1,760,484
Net assets		15,976,356	18,959,248

EQUITY
Contributed equity	12	115,272,576	115,247,128
Reserves		6,035,610	4,697,403
Accumulated losses		(105,331,830)	(100,985,283)
Total equity		15,976,356	18,959,248

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Half-year ended	Half-year ended
		31 December 2015	31 December 2014
	Notes	$	$

Cash flows from / (used in) operating activities
Receipts from customers		608,160	1,719,718
Payments to suppliers and employees		(5,069,856)	(7,532,962)
Interest received		17,495	15,898
Interest and finance charges paid		—	(22,964)
Net cash flows from / (used in) operating activities		(4,444,201)	(5,820,310)

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment		(263,698)	(152,267)
Proceeds from the sale of plant and equipment		—	53,276
Cash received on disposal of Heritage Business	6	—	2,100,894
Net cash flows from / (used in) investing activities		(263,698)	2,001,903

Cash flows from / (used in) financing activities
Proceeds from the issue of shares		—	257,500
Equity transaction costs		(1,654)	(42,086)
Net proceeds from borrowings		—	1,999,500
Net cash flows from / (used in) financing activities		(1,654)	2,214,914
Net increase / (decrease) in cash and cash equivalents		(4,709,553)	(1,603,493)
Cash and cash equivalents at the beginning of the period		18,341,357	2,831,085
Net foreign exchange difference		887,737	47,216
Cash and cash equivalents at the end of the period		14,519,541	1,274,808

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Contributed equity	Reserves	Accumulated losses	Total equity
	$	$	$	$

Balance at 1 July 2014	90,080,492	3,922,140	(92,175,113)	1,827,519
Loss for the half-year	—	—	(4,831,493)	(4,831,493)
Other comprehensive income	—	56,742	—	56,742
Total comprehensive loss	—	56,742	(4,831,493)	(4,774,751)
Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	3,189,795	—	—	3,189,795
Share-based payments	—	60,020	—	60,020
	3,189,795	60,020	—	3,249,815
Balance at 31 December 2014	93,270,287	4,038,902	(97,006,606)	302,583

Balance at 1 July 2015	115,247,128	4,697,403	(100,985,283)	18,959,248
Loss for the half-year	—	—	(4,346,547)	(4,346,547)
Other comprehensive income	—	1,326,869	—	1,326,869
Total comprehensive loss	—	1,326,869	(4,346,547)	(3,019,678)
Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	25,448	—	—	25,448
Share-based payments	—	11,338	—	11,338
	25,448	11,338	—	36,786
Balance at 31 December 2015	115,272,576	6,035,610	(105,331,830)	15,976,356

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Half-year ended 31 December 2015

1.                  BASIS OF PREPARATION OF HALF-YEAR REPORT

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2015 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. This condensed consolidated interim financial report also complies with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board. The condensed consolidated interim financial report was authorised for issue in accordance with a resolution of the Directors dated 24 February 2016.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report.  Accordingly, this Report is to be read in conjunction with the annual report for the year ended 30 June 2015 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Going concern

During the financial half-year, the consolidated entity incurred a total comprehensive loss after income tax of $3,019,678 (2014: $4,774,751) and net cash outflows from operations of $4,444,201 (2014: $5,820,310).  As at 31 December 2015, the consolidated entity held cash reserves of $14,519,541.

The cash generated from revenue combined with its existing cash reserves will enable the Company to fund its operations in the next twelve months from the date of this report.

However, the Company is aware that the long term viability of the Company is directly dependent on the ability to grow revenue, control costs and raise additional funds via the issuance of new equity should the need arise.   Any issuance of new equity will be subject to normal risks and therefore could impact the ability of the Company to continue as a going concern. However, the Directors believe that the Company would be successful in raising new funds if the need arises and have prepared the financial report on a going concern basis.

Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets

The Group determines whether intangible assets, are impaired on at least an annual basis, in accordance with the Group’s accounting policies.  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

2.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

Revenue from the sale of BREVAGen tests

In accordance with revenue recognition principles, the Group recognises the revenue from the sale of BREVAGenTM and BREVAGenplus® test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGenTM and BREVAGenplus®. The accrual estimate may be impacted by the recoverability of the amounts via the U.S. healthcare reimbursement system.

	Consolidated
	Half-year ended	Half-year ended
	31 December 2015	31 December 2014
	$	$
3. COST OF SALES

Inventories used	96,504	333,667
Direct labour costs	116,743	261,604
Depreciation expense	71,041	30,368
Inventories written off	4,750	24,721
Total cost of sales	289,038	650,360

4. OTHER REVENUE

License fees received	215,326	323,193
Royalties and annuities received	47,842	42,245
Total other revenue	263,168	365,438

5. OTHER INCOME AND EXPENSES

Research and development tax incentive	48,000	133,000
Rental income	58,003	41,568
Interest Revenue	17,495	15,898
Total other income and expenses	123,498	190,466

6.                   GAIN ON DISPOSAL OF BUSINESS

On 19 November 2014, the Company announced that it had completed the sale of its heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2,100,894 (net of employee entitlements and inclusive of GST), in cash. The gain on disposal as recognised in the Consolidated Statement of Comprehensive Income for the half-year ended 31 December 2014 was $1,480,811. Goodwill of $315,388 attributable to the heritage business disposed of has been included in the net assets disposed.

7.                  EXPENSES

Amortisation of intangible assets	63,783	64,306
Depreciation of fixed assets	109,539	25,738
Employee benefits expenses	2,012,986	3,220,846
Net foreign exchange losses	415,320	9,526

	Consolidated
	As at	As at
	31 December 2015	31 December 2014
	$	$

8. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the half-year attributable to the owners of Genetic Technologies Limited	(4,346,547)	(4,831,493)

Weighted average number of ordinary shares used in calculating loss per share (as at 31 December 2015 and 31 December 2014)	1,715,146,337	702,201,933

Note:        None of the 49,977,778 (31 December 2014: 14,025,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

9.                                      FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value hierarchy

AASB requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)             quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(b)             inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

(c)              inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value as at 31 December 2015 and 30 June 2015. No level 1 or level 2 financial assets or liabilities were held by the Group as at 31 December 2015 and 30 June 2015.

	ImmunAid option financial asset $		Convertible note (financial liabilities) $
Opening balance 1 July 2014	795,533		(2,502,384)
Additions	—		(2,150,000)
Conversions to equity	—		4,433,491
Exchange differences	—		(155,353)
Fair value gain/ (loss) recognized through profit and loss	(795,533)		349,246
Closing balance 30 June 2015	—	(1)	(25,000)
Additions	—		—
Conversions to equity	—		25,000
Exchange differences	—		—
Fair value gain/ (loss) recognized through profit and loss	—		—
Closing balance 31 December 2015	—		—

(1)Management recognised a fair value of $NIL for the ImmunAid financial asset as at 30 June 2015, resulting in a fair value loss on financial assets at fair value through profit or loss of $(795,533).

9.             FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (cont.)

Valuation techniques used to derive level 2 and level 3 fair values

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques.  These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates.  If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.  If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Valuation process

The value of the convertible note outstanding at 30 June 2015 was calculated with reference to its face value, which approximated to its fair value.

10.          BORROWINGS (CURRENT)

	Consolidated
	As at	As at
	31 December 2015	30 June 2015
	$	$

Debt convertible notes at fair value	—	25,000
Total borrowings	—	25,000

On 23 July 2015 the convertible notes plus capitalised interest were converted into 1,091,093 ordinary shares in the Company.

11.           SEGMENT REPORTING

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Operations	2015	393,054	386,666	779,720	(4,346,547)
	2014	1,252,170	2,221,082	3,473,252	(4,831,493)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	equipment
Segment		$	$	$	$
Operations	2015	17,211,026	(1,234,670)	(173,322)	263,698
	2014	20,719,732	(1,760,484)	(232,203)	304,135

Notes:            In the above tables, all income statement figures relate to the periods ended 31 December 2015 and 2014, respectively whilst all balance sheet figures are as at 31 December 2015 and 30 June 2015, respectively.

Other revenues and income includes interest revenue of $17,495 (2014: $15,898).

Profit / (loss) after tax includes employee benefits expenses of $2,012,986 (2014: $3,220,846).

Assets includes cash of $14,519,541 (30 June 2015: $18,341,357).

Liabilities includes trade and other payables of $621,921 (30 June 2015: $1,102,974) and provisions of $587,600 (30 June 2015: $555,228).

There were no intersegment sales.

11.           SEGMENT REPORTING (cont.)

Geographic information

Australia — is the home of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Australia	2015	220	386,666	386,886	(710,657)
	2014	757,428	4,514,628	5,272,056	(232,884)
USA	2015	392,834	—	392,834	(3,624,954)
	2014	494,742	(2,293,547)	(1,798,805)	(4,591,282)
Switzerland	2015	—	—	—	(10,936)
	2014	—	—	—	(7,327)
Totals	2015	393,054	386,666	779,720	(4,346,547)
	2014	1,252,170	2,221,081	3,473,251	(4,831,493)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	equipment
Segment		$	$	$	$
Australia	2015	16,316,921	(1,034,876)	(167,698)	261,468
	2014	3,139,778	(1,532,911)	(219,784)	304,135
USA	2015	891,129	(197,807)	(5,624)	2,230
	2014	17,576,978	(224,917)	(12,419)	—
Switzerland	2015	2,976	(1,987)	—	—
	2014	2,976	(2,656)	—	—
Totals	2015	17,211,026	(1,234,670)	(173,322)	263,698
	2014	20,719,732	(1,760,484)	(232,203)	304,135

Note:        In the above tables, all income statement figures relate to the periods ended 31 December 2015 and 2014, respectively whilst all balance sheet figures are as at 31 December 2015 and 30 June 2015, respectively.

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	As at	As at
	31 December 2015	30 June 2015
	$	$
Loan payable (USA) and loan receivable (Australia)	3,419,479	16,792,051
Loan payable (Switzerland) and loan receivable (Australia)	168,155	156,550
Foreign exchange loss (USA) and foreign exchange gain (Australia)	2,203,232	3,823,791
Cost of sales (USA) and sales (Australia)	48,696	153,581

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however key sales activities take place in the USA.

11.           SEGMENT REPORTING (cont.)

Major customers

During the half-year ended 31 December 2014, there was one customer from whom the Group generated revenues representing more than 10% ($184,906) of the total consolidated revenue from operations.  During the half-year ended 31 December 2015, there were no such customers.

12.  CONTRIBUTED EQUITY

	Consolidated
	As at	As at
	31 December 2015	30 June 2015
	$	$
Issued and paid-up capital
Fully paid ordinary shares	115,272,577	115,247,128
Total contributed equity	115,272,577	115,247,128

Movements in shares on issue

Period ended 31 December 2015	Shares	$
Balance at the beginning of the half-year	1,714,191,631	115,247,128
Add: shares issued as part of the conversion of debt notes	1,091,093	27,103
Less: transaction costs arising on share issue	—	(1,654)
Balance at the end of the half-year	1,715,282,724	115,272,577

Year ended 30 June 2015	Shares	$
Balance at the beginning of the financial year	613,918,492	90,080,492
Add: shares issued as part of private placements	621,574,062	21,445,427
Add: shares issued as part of the conversion of convertible notes	315,732,411	4,507,109
Add: shares issued on exercise of options	122,966,666	1,844,500
Less: transaction costs arising on share issue	—	(2,572,664)
Add: shares issued in relation to share-based payment	35,876,392	—
Add/ (less): transaction costs on placement of shares	4,123,608	(57,736)
Balance at the end of the financial year	1,714,191,631	115,247,128

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

13.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

13.           RELATED PARTY DISCLOSURES (cont.)

Transactions within the Group and with other related parties

During the half-year ended 31 December 2015 various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the half year ended 31 December  2015 Phenogen Sciences Inc., a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $48,696 (2014: $69,509).

14.           DIVIDENDS PAID AND PROPOSED

No dividends were paid during the half-year ended 31 December 2015 and no dividends were proposed.

15.  EVENTS AFTER THE BALANCE SHEET DATE

There have been no events which have occurred after balance sheet date.

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)             the financial statements and notes, as set out on pages 5 to 15 are in accordance with the Corporations Act 2001, including:

(i)                 complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)              giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and of its performance for the half-year ended on that date; and

(b)             there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON
Non-Executive Chairman

Melbourne, 24 February 2016